

Mail Stop 3561

March 22, 2018

<u>Via E-mail</u>
Marc Isaacson
Chief Executive Officer
Ithrive PH, Inc.
5415 W. Cedar Lane
Bethesda, MD 20814

> **Re:** **Ithrive PH, Inc.**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed March 19, 2018**
> **File No. 024-10692**

Dear Mr. Isaacson:

We have reviewed your amended offering statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page 61

1. Please amend to include your balance sheet as of December 31, 2016 and income statement for the period from September 21, 2016 (inception) through December 31, 2016. Refer to Part F/S, paragraphs (b)(3)-(4) and (c), of Form 1-A.

Exhibit 1A-11 Consent of Independent Auditors, page 69

2. Please provide a currently-dated consent from your independent auditor. Refer to Item 17, paragraph 11, of Form 1-A.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Kendall Almerico
        DiMuroGinsberg, P.C.